UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 14, 2015

Camden National Corporation (Exact name of registrant as specified in its charter)

Maine	01-28190	01-0413282
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two Elm Street, Camden, Maine	04843
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (207) 236-8821

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 13, 2015, Camden National Corporation (the “Company”) announced that Mr. David J. Ott and Mr. Carl J. Soderberg will join the Boards of Directors of the Company and Camden National Bank, subject to and conditioned upon the completion of the Company’s acquisition of SBM Financial, Inc (“SBM”). Messrs. Ott and Soderberg are being appointed to the Boards of Directors of the Company and Camden National Bank pursuant to the terms of the Agreement and Plan of Merger, as of March 29, 2015, among the Company, SBM and Atlantic Acquisitions, LLC, a wholly-owned subsidiary of Camden, which provides that immediately upon the effective time of the acquisition, the Company and Camden National Bank will expand their respective Boards of Directors by two seats and appoint two members of the SBM board of directors, as mutually agreed by the Company and SBM. Mr. Ott will serve as a member of the Audit Committee, and Mr. Soderberg will serve as a member of the Governance and Risk Committee.

Messrs. Soderberg and Ott will be entitled to receive the same compensation paid to the non-employee directors of the Company, which currently consists of annual retainers, fees for attendance at meetings and annual equity grants made under the Independent Directors’ Equity Compensation Program. Messrs. Soderberg and Ott will also have the option to participate in the Directors Deferred Compensation Plan on the same terms offered to all other non-employee directors of the Company.

There are no understandings or arrangements between Messrs. Ott or Soderberg and any other person pursuant to which they were selected as directors of the Company. There are no related party transactions between the Company and Messrs. Ott or Soderberg reportable under Item 404(a) of Regulation S-K.

Item 9.01	Financial Statements and Exhibits

 (d)    The following exhibits are filed with this Report:

Exhibit No.	Description
99.1	Press release dated October 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 14, 2015

CAMDEN NATIONAL CORPORATION (Registrant)

By:	/s/ DEBORAH A. JORDAN
Deborah A. Jordan Chief Operating Officer, Chief Financial Officer and Principal Financial & Accounting Officer